

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2019

Stephen H. Capp
Executive Vice President
and Chief Financial Officer
Twin River Worldwide Holdings, Inc.
100 Twin River Road
Lincoln, RI 02865

Re: Twin River Worldwide Holdings, Inc.
Form 8-K
Exhibit No. 2.1
Filed July 11, 2019
File No. 001-38850

Dear Mr. Capp:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance